Exhibit A

Three Mobile Operators in India Continue Large Scale Expansion of 4G Services
with Ceragon’s IP-20 Platform

June 6, 2016

Three Mobile Operators in India Continue Large Scale Expansion
of 4G Services with Ceragon’s IP-20 Platform

Ceragon to deliver fast turnkey 4G rollouts with ultra-high capacity for service availability in India totaling nearly $40 million

Little Falls, New Jersey, June 6, 2016 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced that three mobile operators in India are continuing the large scale expansion of their 4G services with its IP-20 Platform. These Ceragon customers have placed orders totaling nearly $40 million, year to date, whereby approximately 25 percent of related revenue was recognized in Q1 and the remainder will be recognized in the coming quarters.

The operators require a fast 4G rollout that reliably and efficiently supports their current and future growing capacity requirements, and ultimately allows them to quickly take advantage of increased revenue opportunities. Ceragon is able to rapidly meet the operators’ demands, providing quick and simple installation as well as turnkey network rollout of its IP-20 Platform. Moreover, its IP-20 Platform’s advanced multicore technology offers the operators numerous capabilities that allow them to meet their business challenges and achieve the highest value.

The IP-20 Platform’s multicore technology enables the operators to enhance their customers’ quality of experience and achieve high subscriber acquisition rates by supplying exceptional 4G ultra-high capacity that is reliable, scalable and flexible. It offers the operators a built-in ability to quickly and seamlessly double capacity as future bandwidth requirements increase. Ceragon’s distinctive multicore technology helps the operators meet service demands in highly populated circles where fiber is not available and wireless backhaul spectrum is hard to find as it provides up to 1Gbps 4G backhaul using as little as a single narrowband frequency channel.

This unique technology also increases operational efficiency and delivers significant CAPEX and OPEX savings by offering a low footprint, all-outdoor solution with fewer radios and smaller antennas that reduces tower loads and minimizes tower leasing costs. In addition, the IP-20 offers comprehensive multi RAN-vendor interoperability capabilities, saving the operators even more valuable time and money to achieve 4G service availability across the country with high subscriber acquisition rates.

“We are pleased to see our customers in India consistently incorporate our IP-20 Platform in their 4G expansion projects,” said Ira Palti, president and CEO of Ceragon. “We are committed to delivering a best of breed portfolio of products that meets our customers current and future needs – helping them achieve their business goals and resolve their challenges to achieve the highest value for them.”

Three Mobile Operators in India Continue Large Scale Expansion of 4G Services
with Ceragon’s IP-20 Platform

June 6, 2016

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the world’s #1 wireless backhaul specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 4G, mission-critical multimedia services and other applications at high reliability and speed. Ceragon’s unique multicore technology provides a highly reliable, high-capacity 4G wireless backhaul with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

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Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

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This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: projections of capital expenditures and liquidity, competitive pressures, revenues, growth prospects, product development, financial resources, restructuring costs, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may," "plans," "anticipates," "believes," "estimates," "targets," "expects," "intends," "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with a further decline in revenues beyond Ceragon’s expectations, the risk that Ceragon’s expectations regarding future profitability will not materialize; the risk that Ceragon will not achieve the benefits it expects from its expense reduction and profit enhancement programs; the risk that Ceragon will not continue to comply with the financial or other covenants in its agreements with its lenders; risks associated with doing business in Latin America in general and in Brazil in particular, including currency export controls and recent economic concerns; risks relating to the concentration of our business in India, Africa, and in developing nations, including political, economic and regulatory risks from doing business in those regions; the risk of significant expenses in connection with potential contingent tax liability; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.